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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

David W. Mann
800 Washington Avenue
Waco, Texas 76701
(254) 757-2424
____________________
(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications)

May 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (2-98)

CUSIP No. 320222 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). David W. Mann

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)		N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	78

	8.	Shared Voting Power	101,997

	9.	Sole Dispositive Power	78

	10.	Shared Dispositive Power	101,997

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		102,075

12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		58.82%

14.	Type of Person Reporting (See Instructions)		IN

Item 1.      Security and Issuer.

            This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation, a Texas corporation (the "Issuer"). The address of the Issuer's principal executive offices is 800 Washington Avenue, Waco, Texas 76703.

Item 2.      Identity and Background.

            (a) - (c) David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Mr. Mann's principal occupations are president, chief executive officer and a director of the Issuer; president of First Preference Mortgage Corp., a Texas corporation and a subsidiary of the Issuer, the address of which is 800 Washington Avenue, Waco, Texas 76701; and president and a director of Citizen's State Bank of Woodville (Texas), a Texas banking association, whose address is P.O. Box 109, Woodville, Texas 75979. Mr. Mann is also an officer and director of certain insurance agencies and insurance companies and holds management positions with several other business entities.

            (d)Mr. Mann has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)Mr. Mann has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)Mr. Mann is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

            No funds were used in connection with the acquisition by Mr. Mann of beneficial ownership of shares of Common Stock.

Item 4.      Purpose of Transaction.

            As reported in Item 5 below, Mr. Mann may be deemed to have beneficial ownership of shares of Common Stock by virtue of having sole or shared voting or dispositive power with respect to such shares as a result of the positions he holds with entities that hold shares of Common stock directly or with entities that control other entities that hold shares of Common Stock directly. The ownership of shares of Common Stock by these entities, including the ownership that results from the transactions described in Item 5, is for investment purposes and Mr. Mann's beneficial ownership of such shares is for investment purposes. In his capacity as one who may be deemed to have such beneficial ownership, Mr. Mann has no plans or proposals that would result in (a) the acquisition or disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. In that capacity, however, Mr. Mann intends to review continuously his investment, and the investment by entities with which he is affiliated, in the Common Stock; the Issuer's business, board of directors, management, operations, financial results and condition and prospects; the market price of the Common Stock; conditions in the securities markets generally; and general economic and industry conditions. Mr. Mann may, in light of his continuing review of these factors, acquire or dispose of or cause such entities to acquire or dispose of, shares of Common Stock or otherwise to change his intention with respect to any or all of the matters referred to in this Item 4 and may formulate a plan or proposal relating to one or more of such matters. In addition, in his capacity as an officer and a director of the Issuer and its subsidiaries, Mr. Mann may discuss one or more of the matters enumerated above with the other officers and directors of the Issuer, and may formulate and effectuate a plan or proposal relating to one or more of the matters enumerated above. Effectuation of most or all such plans or proposals would require action by the Issuer's board of directors.

Item 5.      Interest in Securities of the Issuer.

            David W. Mann may be deemed the beneficial owner of 102,075 shares of the Common Stock, which shares represent 58.82% of the outstanding shares of such stock based on the number of shares of Common Stock (173,528 shares) shown as outstanding as of July 31, 2002 in the Issuer's Form 10-QSB for the quarter ended June 30, 2002. Mr. Mann's beneficial ownership of such shares is as follows:

(a)92,742 shares of Common Stock are held directly by First Financial Holdings, Ltd., a Texas limited partnership of which the general partners are Mr. Mann and FFC Holdings, Inc., a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the David W. Mann 1990 Trust (the "1990 Trust"). The sole beneficiaries of the 1990 Trust are David W. Mann, his spouse and his descendants. The co-trustees of the 1990 Trust are Annie Laurie Miller and Harold E. Allison, III, who have reported their beneficial ownership of such shares on the Schedule 13D filed by them on July 30, 2001 and Amendment No. 1 to Schedule 13D filed by them on April 11, 2002. Mr. Mann may be deemed to share beneficial ownership of the 92,742 shares of Common Stock held directly by First Financial Holdings, Ltd. with Ms. Miller and Mr. Allison.

(b)9,255 shares of Common Stock are held directly by Bluebonnet Investments, Ltd., a Texas limited partnership, the sole general partner of which is Bluebonnet Enterprises, Inc., a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the 1990 Trust. Ms. Miller and Mr. Allison, the co-trustees of the 1990 Trust, have reported their beneficial ownership of such shares on the Schedule 13D filed by them on July 30, 2001 and Amendment No. 1 to Schedule 13D filed by them on April 11, 2002. Mr. Mann may be deemed to share beneficial ownership of the 9,255 shares of Common Stock held directly by Bluebonnet Investments, Ltd. with Ms. Miller and Mr. Allison.

(c)78 shares of Common Stock are held directly by Barclay, Inc., a Texas corporation that is wholly owned by Mr. Mann and of which he is the president and sole director. Mr. Mann has sole voting and dispositive power with respect to these shares.

            The 92,742 shares of Common Stock directly held by First Financial Holdings, Ltd. and the 78 shares of Common Stock held directly by Barclay, Inc. were reported as beneficially owned by Mr. Mann in his Schedule 13D filed May 19, 2000. Voting and dispositive power with respect to the 92,742 shares were reported as being shared with Robert A. Mann.

            Prior to March 20, 2001, Robert A. Mann had sole voting and dispositive power with respect to the 9,255 shares of Common Stock held directly by Bluebonnet Investments, Ltd. and, as reported by Mr. David Mann in his Schedule 13D filed May 19, 2000, Mr. Robert Mann shared with Mr. David Mann voting and dispositive power with respect to the 92,742 shares held directly by First Financial Holdings, Ltd. Mr. Robert Mann's beneficial ownership of the 9,255 shares held directly by Bluebonnet Investments, Ltd. was based on his having been sole trustee of the 1990 Trust, chairman of the board and a director of Bluebonnet Enterprises, Inc. and co-general partner (with Bluebonnet Enterprises, Inc.) of Bluebonnet Investments, Ltd. Mr. Robert Mann's beneficial ownership of the 92,742 shares held directly by First Financial Holdings, Ltd. was based on his having been sole trustee of the 1990 Trust, and the chairman of the board and a director of FFC Holdings, Inc. (a general partner of First Financial Holdings, Ltd.). On March 20, 2001 Mr. Robert Mann ceased being the trustee of the 1990 Trust and on July 19, 2001 Mr. David Mann appointed Ms. Miller and Mr. Allison as co-trustees of the Trust. On April 18, 2001, Mr. Robert Mann ceased being a director and officer of FFC Holdings, Inc. and of Bluebonnet Enterprises, Inc. Finally, effective June 21, 2001, Mr. Robert Mann's status as the individual general partner of Bluebonnet Investments, Ltd. was terminated by the limited partners of that partnership, although he advised the Issuer that he still considered himself to be a general partner of Bluebonnet Investments, Ltd. Subsequent to his removal and replacement as trustee of the Trust, Mr. Robert Mann advised that he did not agree with the validity of his removal or that valid grounds existed for his removal as trustee and on July 12, 2001, he instituted litigation in which he made similar allegations. On July 19, 2002, Ms. Miller and Mr. Allison instituted litigation seeking a declaratory judgment as to the validity as to their status as successor trustees of the Trust.

            On May 24, 2002, Mr. Robert Mann, Mr. David Mann, the siblings of Mr. David Mann, Ms. Mary Hyden Hunter and Mr. Allen Mann, and certain related parties entered into a settlement agreement as a result of which, among other things, all litigation and claims among the parties, including the litigation mentioned above, were dismissed and settled and Mr. Robert Mann acknowledged that he was no longer trustee of the 1990 Trust and occupied no position as director, officer or otherwise, with FFC Holdings, Inc., First Financial Holdings, Ltd., Bluebonnet Investments, Ltd., and Bluebonnet Enterprises, Inc.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Not applicable.

Item 7.      Material to be Filed as Exhibits.

            None.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2002
Date

/s/David W. Mann
David W. Mann

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)